SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2003

                         Commission File Number: 0-16673

                           Nam Tai Electronics, Inc.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                             British Virgin Islands
                       ----------------------------------
                         (Jurisdiction of organization)


           116 Main Street, Road Town, Tortola, British Virgin Islands
          -------------------------------------------------------------
                    (Address of principal executive offices)
          Registrant's telephone number, international: +852-2341-0273


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F X                       Form 40-F
                            ---                               ---


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    --------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    --------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No X
                      ---                             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------

This Form 6-K consists of the following:

1. Press release of Nam Tai Electronics, Inc., dated July 25, 2003, announcing its financial results for the second quarter of its 2003 fiscal year.

NAM TAI ELECTRONICS, INC.                            SECOND QUARTER NEWS RELEASE
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790-999 WEST HASTINGS STREET                                          President
VANCOUVER, BC, CANADA  V6C 2W2                    E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800   FAX: (604) 669-7816         WEB:  www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
  Q2 Net Income Up 200% to $11.5 Million vs. $3.8 Million, EPS $0.31 vs. $0.12

VANCOUVER, CANADA -- July 25, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced unaudited results for the second quarter ended June 30, 2003.



KEY HIGHLIGHTS
(In millions of US Dollars, except as otherwise stated)
-----------------------------------------------------------------------------------------------------------------------------
                                                Quarterly Results                            Half-Year Results
-----------------------------------------------------------------------------------------------------------------------------
                                      2Q2003         2Q2002         YoY(%)          2H2003         2H2002         YoY(%)
-----------------------------------------------------------------------------------------------------------------------------
Net sales                              116.7           52.3          123.1           204.7          103.5           97.7
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                  10.9            7.0           55.8            19.8           10.1           95.1
-----------------------------------------------------------------------------------------------------------------------------
              per share(diluted)        $0.30          $0.22          36.4            $0.54          $0.32          68.8
-----------------------------------------------------------------------------------------------------------------------------
Net income                              11.5            3.8          200.5            21.7            8.0          171.3
-----------------------------------------------------------------------------------------------------------------------------
                      % of sales         9.8%           7.3%                          10.6%           7.7%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                $0.32          $0.12         166.7            $0.60          $0.26         130.8
-----------------------------------------------------------------------------------------------------------------------------
Diluted earning per share               $0.31          $0.12         158.3            $0.59          $0.25         136.0
-----------------------------------------------------------------------------------------------------------------------------
(Note: All share and earnings per share data have been adjusted for the 3 for 1 stock split effective June 30, 2003.)


Nam Tai's growth this quarter was mainly due to an increase in the sales of telecommunication components assemblies.

The Company continues to maintain a strong financial position, with approximately $69.6 million of cash on hand.

Supplementary Information (Unaudited) for the Second Quarter of 2003

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)
     ---------------------------------------------------------------------------
     Quarter          2002          2003      YoY(%)           YoY(%)
                                           (Quarterly)  (Quarterly accumulated)
     ---------------------------------------------------------------------------
     1st Quarter       (a)51,217    87,981       71.8%          71.8%
     ---------------------------------------------------------------------------
     2nd Quarter       (a)52,311   116,714      123.1%          97.7%
     ---------------------------------------------------------------------------
     3rd Quarter          56,872
     ---------------------------------------------------------------------------
     4th Quarter          75,616
     ---------------------------------------------------------------------------
     Total               236,016   204,695
     ---------------------------------------------------------------------------

     Note (a):
     Sales of battery packs for the first and second quarter of 2002 were $5,096K and $2,753K respectively. Upon disposal of BPC on April 30, 2002, revenue from battery packs was no longer included in the total sales.

2.   Net Sales Breakdown by Product Segment

     -----------------------------------------------------------------------------------------------------------------------
                                                                        2003                             2002
     -----------------------------------------------------------------------------------------------------------------------
     Segment                                               2nd Quarter           YTD         2nd Quarter          YTD
                                                               (%)               (%)             (%)              (%)
     -----------------------------------------------------------------------------------------------------------------------
     Assembling:
     -  LCD Consumer Products                                     29%             34%              36%             36%
     -  Telecom. Components Assembly                              61%             55%              46%             49%
      Software Development Services                                1%              1%               1%              1%
     -----------------------------------------------------------------------------------------------------------------------
     Parts & Components :
     -  LCD Panels                                                 7%              7%              12%              9%
     -  Transformers                                               2%              3%               5%              5%
     -----------------------------------------------------------------------------------------------------------------------
                                                                 100%            100%             100%            100%
     -----------------------------------------------------------------------------------------------------------------------

     Note: In June 2003, we sold our transformers operation to a third party.

     Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformers are termed ("LPT") for business segment classification.

3.   Financial Position

     -----------------------------------------------------------------------------------------------------------------------

                                                                 (unaudited)                           (audited)
                                                                As at June 30                      As at December 31
     -----------------------------------------------------------------------------------------------------------------------
                                                          2003                    2002                      2002
     -----------------------------------------------------------------------------------------------------------------------
     Cash on Hand                                    $69.6 million            $55.2 million            $82.5 million
     -----------------------------------------------------------------------------------------------------------------------
     Cash/Current Liabilities                             1.00                    1.28                      1.21
     -----------------------------------------------------------------------------------------------------------------------
     Current Ratio                                        2.39                    2.73                      2.29
     -----------------------------------------------------------------------------------------------------------------------
     Total Assets/Total Liabilities                       4.14                    4.03                      3.88
     -----------------------------------------------------------------------------------------------------------------------
     Debtors Turnover                                   60 days                  79 days                  79 days
     -----------------------------------------------------------------------------------------------------------------------
     Inventory Turnover                                 16 times                12 times                  10 times
     -----------------------------------------------------------------------------------------------------------------------
     *Adjusted for the 3 for 1 stock split effective June 30, 2003.

Second Quarter Results Analyst Conference Call
----------------------------------------------

The Company will hold a conference call on Monday, July 28, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends
---------

The record date for the third quarter dividend of $0.05 per share is September 30, 2003 and the payment date is October 21, 2003.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through the electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, and radio frequency modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.

Forward-Looking Statements
---------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
(In Thousands of US Dollars except share data)


                                                      Note               Unaudited                         Unaudited
                                                                    Three months ended                 Six months ended
                                                                          June 30                           June 30
                                                                    2003           2002               2003           2002
------------------------------------------------------------------------------------------------------------------------------
Net sales - related parties                                    $      8,834    $      2,753       $     11,765   $      7,849
Net sales - third parties                                           107,880          49,558            192,930         95,679
                                                               ----------------------------------------------------------------
Total net sales                                                     116,714          52,311            204,695        103,528
Cost of sales                                             (1)        98,393          40,375            171,228         83,841
                                                               ----------------------------------------------------------------

Gross profit                                              (1)        18,321          11,936             33,467         19,687

Costs and expenses
   Selling, general and administrative expenses                       6,490           4,273             11,961          8,225
   Research and development expenses                                    927             663              1,738          1,328
                                                               ----------------------------------------------------------------
                                                                      7,417           4,936             13,699          9,553

                                                               ----------------------------------------------------------------
Income from operations                                    (1)        10,904           7,000             19,768         10,134

Interest income                                                         191             189                392            336
Other income (loss) - net                                 (2)           915          (3,824)             2,982         (3,799)
Equity in income of affiliated companies                                137             969                212          2,104
                                                               ----------------------------------------------------------------

Income before income taxes and minority interests                    12,147           4,334             23,354          8,775
Income tax expense                                                     (475)           (452)              (859)          (617)
                                                               ----------------------------------------------------------------
Income before minority interests                                     11,672           3,882             22,495          8,158
Minority interests                                                     (178)            (57)              (791)          (158)
                                                               ----------------------------------------------------------------
Net income                                          (1) & (2)  $     11,494    $      3,825       $     21,704   $      8,000
                                                               ================================================================
Net income per share
   Basic                                            (2) & (3)  $       0.32    $       0.12       $       0.60   $       0.26
                                                               ================================================================
   Diluted                                          (2) & (3)  $       0.31    $       0.12       $       0.59   $       0.25
                                                               ================================================================

Weighted average number of shares ('000')
   Basic                                                  (3)        36,431          31,321             36,391         31,121
   Diluted                                                (3)        36,906          32,111             36,852         31,771

Note:
(1) The cost of sales for the second quarter of 2002 included a reversal of a $2.0 million provision for slowing moving raw materials. Excluding the reversal, the adjusted gross margin for the second quarter of 2002 would have been $9,936 or 19.0% of net sales, adjusted income from operations would have been $5,000 or 9.6% of net sales, adjusted net income would have been $1,825 or 3.5% of net sales.
(2) Result for the second quarter of 2002, as previously announced, were adjusted for the reallocation and release of $1.5 million unamortized goodwill due to JIC reverse merger from fourth quarter to second quarter.
(3) All share and earnings per share data have been adjusted to give effect to the 3 for 1 stock split of June 30, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT JUNE 30, 2003 AND DECEMBER 31, 2002
(In Thousands of US Dollars)



                                                                     Unaudited          Audited
                                                                      June 30         December 31
                                                                        2003             2002
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                       $       69,633   $       82,477
  Accounts receivable, net                                                61,484           50,944
  Amount due from a related party                                          5,383                -
  Inventories, net                                                        21,289           19,200
  Prepaid expenses and other receivables                                   5,515            1,867
  Income taxes recoverable                                                 3,291              855
                                                                  -----------------------------------
         Total current assets                                            166,595          155,343

Investments in affiliated companies                                       10,212                -

Convertible notes                                                          5,128            5,128

Long term investment                                                      16,366           15,982

Property, plant and equipment, at cost                                   122,044          116,583
Less: accumulated depreciation and amortization                          (44,931)         (40,669)
                                                                  -----------------------------------
                                                                          77,113           75,914
Intangible assets                                                         21,061           21,308
Other assets                                                               1,411            1,411
                                                                  -----------------------------------
         Total assets                                             $      297,886   $      275,086
                                                                  ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                                   $        1,301   $          985
  Long term bank loans - current portion                                   1,125           13,985
  Accounts payable                                                        51,481           38,714
  Accrued expenses and other payables                                     12,822           12,609
  Dividend payable                                                         1,826            1,442
  Income taxes payable                                                     1,028              200
                                                                  -----------------------------------
         Total current liabilities                                        69,583           67,935

Long-term bank loans - non-current portion                                 2,250            2,812
Deferred income taxes                                                         87              112
                                                                  -----------------------------------
         Total liabilities                                                71,920           70,859

Minority interests                                                         2,932            2,099

Shareholders' equity: **
  Common shares                                                              365              360
  Additional paid-in capital                                             150,597          147,754
  Retained earnings                                                       72,074           54,016
  Accumulated other comprehensive loss (Note 1)                               (2)              (2)
                                                                  -----------------------------------
         Total shareholders' equity                                      223,034          202,128
         Total liabilities and shareholders' equity               $      297,886   $      275,086
                                                                  ===================================

**Shareholders' equity for June 30, 2003 and December 31, 2002 were adjusted for the 3 for 1 stock split effective June 30, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
(In Thousands of US Dollars)

                                                                       Unaudited                         Unaudited
                                                                  Three months ended                 Six months ended
                                                                        June 30                           June 30
                                                                  2003           2002               2003           2002
-----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                  $     11,494   $      3,825       $     21,704   $      8,000
 Adjustments  to reconcile  net income to net cash  provided by operating activities:
   Depreciation and amortization                                    3,011          2,507              5,880          5,054
   Amortization of advisors' warrants and options                       -             10                  -             10
   Net loss (gain) on disposal of property, plant and                  50             76               (159)           115
   equipment
   Gain on disposal of intangible assets                                -            (60)                 -            (60)
   Realized gain on marketable securities                               -              -                  -           (642)
   Gain on disposal of a subsidiary                                (2,133)           (17)            (2,133)           (17)
   Loss on partial disposal of subsidiaries                           151              -                151              -
   Loss on reverse merger of subsidiaries                               -          2,655                  -          2,655
   Compensation expenses                                                -              -                509              -
   Equity in income of affiliated companies                          (137)          (969)              (212)        (2,104)
   Dividend income from affiliated companies                            -             32                  -             32
   Loss on partial disposal of investment in affiliated                 -            469                  -            469
   companies
   Minority interests                                                 178             57                791            158
   Deferred income taxes                                              (25)             -                (25)             -
 Changes in current assets and liabilities, net of effects of acquisition and disposal:
   Proceeds from marketable securities                                  -              -                  -         10,147
   (Increase) decrease in accounts receivable                      (4,316)            84            (10,540)          (257)
   Increase in amount due from a related party                     (4,577)             -             (5,383)             -
   Decrease (increase) in inventories                              10,102         (3,436)            (2,811)        (2,159)
   Decrease (increase) in prepaid expenses and other                1,476            207             (3,796)           167
   receivables
   (Increase) decrease in income taxes recoverable                 (2,339)            80             (2,436)          (646)
   (Decrease) increase in notes payable                              (729)          (512)               316         (1,263)
   (Decrease) increase in accounts payable                         (1,579)        12,729             13,778          4,966
   Increase (decrease) in accrued expenses and other                2,197           (616)               378         (1,966)
   payables
   Decrease in amount due to a related party                            -         (2,975)                 -         (2,766)
   Increase in income taxes payable                                   464            237                828            494
                                                             ----------------------------------------------------------------
         Total adjustments                                          1,794         10,558             (4,864)        12,387
                                                             ----------------------------------------------------------------
 Net cash provided by operating activities                   $     13,288   $     14,383       $     16,840   $     20,387
                                                             ----------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                       $          -   $        (11)      $       (384)  $    (11,968)
   Purchase of property, plant and equipment                       (5,839)        (2,667)           (10,057)       (13,430)
   Proceeds from disposal of property, plant and equipment            251             10              2,578             15
   Proceeds from disposal of intangible assets                          -            800                  -            800
   Proceeds (cash outflow) from disposal of a subsidiary            2,386         (1,277)             2,386         (1,277)
   Proceeds from partial disposal of subsidiaries                     293              -                453              -
   Acquisition of affiliated companies                                  -              -            (10,000)             -
                                                             ----------------------------------------------------------------
 Net cash used in investing activities                       $     (2,909)  $     (3,145)      $    (15,024)  $    (25,860)
                                                             ----------------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES


   Share buy-back program                                    $          -   $          -       $          -   $     (3,528)
   Dividends paid                                                  (2,380)        (1,213)            (3,822)        (2,236)

   Repayment of bank loans                                           (281)          (535)           (13,422)        (1,070)
   Proceeds from bank loans                                             -          4,500                  -          4,500
   Proceeds from shares issued on exercise of options and             801          3,522              2,584          4,311
   warrants
                                                             ----------------------------------------------------------------
 Net cash (used in) provided by financing activities         $     (1,860)  $      6,274       $    (14,660)  $      1,977
                                                             ----------------------------------------------------------------

 Foreign currency translation adjustments                               -             14                  -            (26)
                                                             ----------------------------------------------------------------
 Net increase (decrease) in cash and cash equivalents               8,519         17,526            (12,844)        (3,522)
                                                             ----------------------------------------------------------------
 Cash and cash equivalents at beginning of period                  61,114         37,628             82,477         58,676
                                                             ----------------------------------------------------------------
 Cash and cash equivalents at end of period                  $     69,633   $     55,154       $     69,633   $     55,154
                                                             ================================================================


NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $21,704 and $7,983 for the six months ended June 30, 2003 and June 30, 2002, respectively.

2. Business segment information - The Company operates primarily in two segments, the Consumer Electronic Products ("CEP") segment and the LCD Panels and Transformers ("LPT") segment.





                                                 Unaudited                          Unaudited
                                             Three months ended                  Six months ended
                                                   June 30                           June 30
                                            2003            2002               2003            2002
---------------------------------------------------------------------------------------------------------
NET SALES:
   - CEP                                $    105,478   $     43,361       $    183,059    $     89,202
   - LPT                                      11,236          8,950             21,636          14,326
                                        ------------------------------------------------------------------

         Total net sales                $    116,714   $     52,311       $    204,695    $    103,528
                                        ==================================================================

NET INCOME:
   - CEP                                $      9,962   $      4,137       $     19,994    $      8,206
   - LPT                                       1,532           (312)             1,710            (206)
                                        ------------------------------------------------------------------

         Total net income               $     11,494   $      3,825       $     21,704    $      8,000
                                        ==================================================================


                                                                             Unaudited        Audited
                                                                           June 30, 2003   Dec. 31, 2002
----------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CEP                                                                   $     247,761   $     225,754
   - LPT                                                                          50,125          49,332
                                                                           -------------------------------

         Total assets                                                      $     297,886   $     275,086
                                                                           ===============================


3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:



                                                Unaudited                            Unaudited
                                            Three months ended                   Six months ended
                                                 June 30                              June 30
                                           2003            2002                2003            2002
-------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
         Unaffiliated customers       $    106,842    $     48,482         $    191,228   $     93,416
         Related party                       8,834               -               11,765              -
         Inter-companies sales                 234             447                  389            924

   - PRC, excluding Hong Kong:
         Unaffiliated customers              1,038           1,076                1,702          2,263
         Related party                           -           2,753                    -          7,849
         Inter-companies sales             101,272          37,594              175,227         75,267

   - Inter-companies eliminations         (101,506)        (38,041)            (175,616)       (76,191)
                                      --------------- --------------- ---- -------------- ---------------

         Total net sales              $    116,714    $     52,311         $    204,695   $    103,528
                                      =============== =============== ==== ============== ===============

NET INCOME FROM OPERATIONS WITHIN:
   - PRC, excluding Hong Kong         $      9,496    $      7,186         $     18,043   $      9,421
   - Hong Kong                               1,998          (3,361)               3,661         (1,421)
                                      --------------- --------------- ---- -------------- ---------------

         Total net income             $     11,494    $      3,825         $     21,704   $      8,000
                                      =============== =============== ==== ============== ===============


                                                                             Unaudited        Audited
                                                                           June 30, 2003   Dec. 31, 2002
----------------------------------------------------------------------- -- --------------- ---------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong                                              $      58,761   $     54,481
   - Hong Kong                                                                    18,352         21,433
                                                                           --------------- ---------------

         Total long-lived assets                                           $      77,113   $     75,914
                                                                           =============== ===============

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NAM TAI ELECTRONICS, INC.


    Date:  August 13, 2003        By:  /s/  M.K. Koo
                                     -------------------------------------------
                                     Name:  M. K. Koo
                                     Title: Chief Financial Officer and Director